UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GrubHub Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

400110102
(CUSIP Number)

September 22, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 400110102

1	NAME OF REPORTING PERSON Pelham Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,404,252
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,404,252
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 84,622,254 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No.: 400110102

1	NAME OF REPORTING PERSON Ross Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,404,252
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,404,252
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 84,622,254 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No.: 400110102

ITEM 1(a).	NAME OF ISSUER:

GrubHub Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

111 W. Washington Street, Suite 2100 Chicago, Illinois 60602

ITEM 2(a).	NAME OF PERSON FILING:

Pelham Capital Ltd Ross Turner

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Pelham Capital Ltd The Economist Building, 9th Floor 25 St. James Street London SW1A United Kingdom

ITEM 2(c).	CITIZENSHIP:

Pelham Capital Ltd – England and Wales Ross Turner – United Kingdom

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

400110102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Pelham Capital Ltd – 4,404,252 Ross Turner – 4,404,252

(b) Percent of class:
Pelham Capital Ltd – 5.2% Ross Turner – 5.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Pelham Capital Ltd – 4,404,252 Ross Turner – 4,404,252

(ii) Shared power to vote or to direct the vote:
Pelham Capital Ltd – 0 Ross Turner – 0

(iii) Sole power to dispose or to direct the disposition of:
Pelham Capital Ltd – 4,404,252 Ross Turner – 4,404,252

(iv) Shared power to dispose or to direct the disposition of:
Pelham Capital Ltd – 0 Ross Turner – 0

Pelham Long/Short Master Fund Ltd (“Pelham Master”) directly holds 4,404,252 shares of the Issuer’s Common Stock (the “Master Fund Shares”).  Pelham Capital Ltd (the “Investment Manager”) is the investment manager of Pelham Master, and pursuant to an amended and restated investment management agreement, the Investment Manager has been delegated full voting and investment power over the Master Fund Shares held by Pelham Master, by both Pelham Master and Pelham Capital Management Limited, the manager of Pelham Master.  Ross Turner, the Chief Investment Officer of the Investment Manager, may be deemed to exercise voting and investment power over the Master Fund Shares held by Pelham Master.  Each of the Investment Manager and Mr. Turner may be deemed to beneficially own the Master Fund Shares, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either of the Investment Manager or Mr. Turner is the beneficial owner of the Master Fund Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent that any such reporting person actually exercises voting or investment power with respect to such securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As disclosed in Item 4 of this Schedule 13G, Pelham Master directly holds 4,404,252 shares of the Issuer’s Common Stock. Certain feeder funds that invest in Pelham Master may have the right to receive dividends from, and proceeds from, the sale of the Common Stock directly held by Pelham Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2015

PELHAM CAPITAL LTD

By:	/s/ Hamant Lad
Name:	Hamant Lad
Title:	Chief Operating Officer

/s/ Ross Turner
ROSS TURNER